SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW BRUNSWICK SCIENTIFIC CO., INC.

__________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0625 PER SHARE

__________________________________________________________________________________

(Title of Class of Securities)

642876106

________________________________________________________________________________

(CUSIP Number)

Lothar Hartmann

Vice President, Finance and CFO

Eppendorf Incorporated

1 Cantiague Road, P.O. Box 1019

Westbury, NY 11590-0207

(516) 515-2250

____________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

_________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf Incorporated 11-3521426
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC, OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,373,850 shares of common stock (not including 249,800 shares subject to outstanding options) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,373,850 shares of common stock (1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 25.7%
14.		Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Shareholders Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf AG 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,373,850 shares of common stock (not including 249,800 shares subject to outstanding options) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,373,850 shares of common stock (1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 25.7%
14.		Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Shareholders Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0625 par value per share (the “Common Stock”), of New Brunswick Scientific Co., Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at 44 Talmadge Road, Edison, NJ 08818-4005.

Item 2. Identity and Background.

This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i)           Eppendorf Incorporated, a Delaware corporation (“Eppendorf Inc”). The address of the principal office of Eppendorf Inc is 1 Cantiague Road, Westbury, New York 11590-0207.

(ii)          Eppendorf AG, a German stock corporation (“Eppendorf AG”, and together with Eppendorf Inc, the “Reporting Persons”). The address of the principal office of Eppendorf AG is Barkhausenweg 1, 22339 Hamburg, Germany.

Eppendorf Inc is a wholly-owned subsidiary of Eppendorf AG. Eppendorf Inc, Eppendorf AG and their respective subsidiaries (collectively, the “Eppendorf Group”) engage primarily in the manufacturing and distribution of laboratory equipment and associated consumables. The Eppendorf Group is a leading manufacturer of liquid handling and centrifugation equipment products and related consumables as well as instruments and systems for PCR, cell technology and micro arrays that are used by researchers in life science, drug discovery, clinical, environmental and industrial laboratories.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Shareholders Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Eppendorf Inc and each of Lee Eppstein, David Freedman, Kenneth Freedman, Phyllis Freedman, James T. Orcutt and David Pramer (collectively, the “Shareholders”). The Shareholders entered into the Shareholders Agreement as an inducement to Eppendorf Inc to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Eppendorf Inc did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholders Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

(a)-(b)  On July 10, 2007, Eppendorf Inc, Edison Merger Corp., a wholly-owned subsidiary of Eppendorf Inc (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Eppendorf Inc, upon the terms and subject to the conditions set forth in the Merger Agreement. At the Effective Time (as defined in the Merger Agreement), each share of the Issuer’s Common Stock will be converted into the right to receive $11.50 in cash, without interest. A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In order to induce Eppendorf Inc to enter into the Merger Agreement, the Shareholders entered into the Shareholders Agreement with Eppendorf Inc, dated as of July 10, 2007 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, the Shareholders have agreed to vote all securities of the Issuer (including all shares of Common Stock) owned by them in favor of the Merger and against any (i) Takeover Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer not contemplated by the Merger Agreement, (iii) corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. The Shareholders Agreement terminates upon the earlier of (x) the consummation of the Merger and (y) the termination of the Merger Agreement in accordance with its terms. A copy of the Shareholders Agreement is included as Exhibit 3 hereto and the description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference. Pursuant to the terms of the Shareholders Agreement, the Shareholders have agreed to revoke any and all previous proxies granted with respect to their shares of Common Stock, and each of them has agreed to grant a proxy appointing Eppendorf Inc as the Shareholder’s attorney-in-fact and proxy, with full power of substitution, to vote, express, consent or otherwise utilize such voting power in the manner outlined above, if requested to do so by Eppendorf Inc. Any such proxy granted by a Shareholder will be irrevocable and shall be granted in consideration of Eppendorf Inc entering into the Shareholders Agreement and Merger Agreement and incurring related fees and expenses. Any new shares of Common Stock of which beneficial ownership is acquired will automatically become subject to the terms of the Shareholders Agreement.

(c)           No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries after the Merger.

(d)          It is intended that upon consummation of the Merger, the directors and officers of Merger Sub shall be the directors and officers of the Issuer, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

(e)           No determinations have been made regarding material changes in the Issuer’s capitalization or dividend policy after the Merger.

(f)           Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Eppendorf Inc. No determinations have been made regarding material changes in the Issuer’s business or corporate structure after the Merger.

(g)          Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Surviving Corporation will be amended.

(h)          Upon consummation of the Merger, the Common Stock will de-list from and no longer be quoted on the Nasdaq Global Market.

(i)           Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)            Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Shareholders Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement and the Shareholders Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2 and 3 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Shareholders Agreement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  By virtue of the Shareholders Agreement, Eppendorf Inc and its sole shareholder Eppendorf AG may be deemed to share with the Shareholders the power to vote, and may be deemed to be the beneficial owners of, 2,373,850 shares of Common Stock (not including 249,800 shares subject to outstanding options beneficially owned), representing approximately 25.7% of the outstanding shares of Common Stock (based upon a total number of 9,244,512 shares of Common Stock outstanding, which the Issuer has represented and warranted in the Merger Agreement). Eppendorf Inc and Eppendorf AG, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that Eppendorf Inc or Eppendorf AG is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c)          Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on Exhibits 2 and 3 attached hereto are incorporated herein by reference. As described in Item 4, the Reporting Persons anticipate that Eppendorf Inc will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Shareholders Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement dated as of July 20, 2007 between Eppendorf Incorporated and Eppendorf AG.
2	Agreement and Plan of Merger, dated as of July 10, 2007, by and among Eppendorf Incorporated, Edison Merger Corp. and New Brunswick Scientific Co., Inc.
3	Shareholders Agreement dated as of July 10, 2007 among Eppendorf Incorporated, Lee Eppstein, David Freedman, Kenneth Freedman, Phyllis Freedman, James T. Orcutt and David Pramer.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: July 20, 2007

EPPENDORF INCORPORATED

By:	/s/ Martin Farb
Name:	Martin Farb
Title:	Board Member,
President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: July 20, 2007

EPPENDORF AG

By:	/s/ Klaus Fink
Name:	Klaus Fink
Title:	Management Board Member,
President and Chief Executive Officer

By:	/s/ Detmar Ammermann
Name:	Detmar Ammermann
Title:	Management Board Member,
Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EPPENDORF INCORPORATED

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Eppendorf Inc are set forth below. If no address is given, the business address is 1 Cantiague Road, Westbury, NY 11590-0207. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Eppendorf Inc. Unless otherwise indicated below, all of the persons listed below are U.S. citizens.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted	Citizenship
Detmar Ammermann Board Member	Management Board Member, Chief Financial Officer	Eppendorf AG Barkhausenweg 1 D-22339 Hamburg, Germany	German
Martin Farb Board Member, President and Chief Executive Officer	Board Member, President and Chief Executive Officer
Klaus Fink Board Member and Chairman	Management Board Member, President and Chief Executive Officer	Eppendorf AG Barkhausenweg 1 D-22339 Hamburg, Germany	German
Lothar Hartmann Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Office
Felicia Nelson Vice President, Human Resources	Vice President, Human Resources
Dr. Michael Schroeder Board Member	Management Board Member, Marketing and Sales	Eppendorf AG Barkhausenweg 1 D-22339 Hamburg, Germany	German
Klaus U. Thiedmann Board Member, Secretary Thiedmann & Edler 525 W. Monroe Street, Suite 2360 Chicago, IL 60661	Lawyer	Thiedmann & Edler 525 W. Monroe Street, Suite 2360 Chicago, IL 60661

EXECUTIVE OFFICERS AND DIRECTORS OF EPPENDORF AG

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Eppendorf AG are set forth below. If no address is given, the business address is Barkhausenweg 1, 22339 Hamburg, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Eppendorf AG. Unless otherwise indicated below, all of the persons listed below are German citizens.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted	Citizenship
Detmar Ammermann Management Board Member, Chief Financial Officer	Management Board Member, Chief Financial Officer
Ernst Arp Supervisory Board Member Muehle D-24852 Sollerup-Muehle, Germany	Director	Arp Thordsen Rautenberg GmbH Bahnhofsallee 44 D-23909 Ratzeburg, Germany
Klaus Fink Management Board Member, President and Chief Executive Officer	Management Board Member, President and Chief Executive Officer
Adrian Carl Gerold Déteindre Supervisory Board Member Kirchlistraße 36 CH-9010 St. Gallen, Switzerland	Chairman of the Board	Metrohm AG Oberdorfstraße 68 CH-9100 Herisau, Switzerland	Swiss
Hans Hinz Supervisory Board Member Bernhard-Ihnen-Straße 15c D-21465 Reinbek, Germany	None	n/a
Dr. Heinz Gerhard Koehn Management Board Member, Technology	Management Board Member, Technology
Marlis Kripke-Wallon Supervisory Board Member, Labor Representative Eppendorf Ploymere GmbH Schenter Weg 39 D-23758 Oldenburg, Germany	Controlling Specialist	Eppendorf Polymere GmbH Sebenter Weg 39 D-23758 Oldenburg, Germany
Dr. Robert Mann Chairman of the Supervisory Board Esche Schuemann Commichau Herrengraben 31 D-20459 Hamburg, Germany	Lawyer/Associate	Esche Schuemann Commichau Herrengraben 31 D-20459 Hamburg, Germany
Peter Klaus Schmidt Supervisory Board Member, Labor Representative	Product Line Manager
Dr. Michael Schroeder Management Board Member, Marketing and Sales	Management Board Member, Marketing and Sales